_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 42 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 117 Memorandum distributed by KCPL to analysts on October 2, 1996.

     Exhibit 118     Press release issued by KCPL on October 2, 1996.

                                SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 2, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                      Page
__________     _______________________________________________   ____

Exhibit 117 Memorandum distributed by KCPL to analysts on October 2, 1996.

Exhibit 118    Press release issued by KCPL on October 2, 1996.



                                                      Exhibit 117

                        October 2, 1996



TO:       Analysts and Financial Community

FROM:     John DeStefano, Chief Financial Officer

RE:       Kansas Corporation Commission intervenes and protests
          Western Resources' FERC filing to merge with Kansas
          City Power & Light

     The Kansas Corporation Commission (KCC), Western Resources' primary regulatory agency, has echoed KCPL's concerns regarding a merger with Western. In a September 30, 1996 filing with the Federal Energy Regulatory Commission (FERC), the KCC exhibited skepticism about Western's prospects for success.

The detailed filing included several substantive reasons for the KCC's intervention and protest:

-  There has been no shareholder approval of a Western merger.
- The KCC questions Western's cost savings estimates and merger benefits.
- Western needs to prove the benefits/cost savings of joint dispatch, load diversity and fuel procurement can be achieved only through a merger with KCPL.

THERE HAS BEEN NO SHAREHOLDER APPROVAL OF A WESTERN MERGER.

     "The absence of shareholder approval in this case makes all assertions about this merger speculative."

     " The public is not served by using scarce regulatory resources this way."

     " What...Western presents is a merger theory, not a merger plan."

THE KCC QUESTIONS WESTERN'S COST SAVINGS ESTIMATES AND MERGER
BENEFITS

     "[Western's synergy consultant's] assertions are too general to be accepted at face value. [His] assertions of cost reductions are not the product of an internal corporate plan...no such plan exists."

     "The numbers on savings appear to be based on [Western's
     synergy consultant's] standard model.  Whether the results of that model can be implemented in practice is unknown...."

WESTERN NEEDS TO PROVE THE BENEFITS/COST SAVINGS OF JOINT
DISPATCH, LOAD DIVERSITY AND FUEL PROCUREMENT CAN BE ACHIEVED
ONLY THROUGH A MERGER WITH KCPL.

     Western has indicated it could reduce coal costs by utilizing some of KCPL's fuel procurement capabilities.
     "The improvement should not be attributed to the merger if it is a matter of management improvement."

     "If there are savings available from joint dispatch, KCPL and Western ... should be achieving them without a merger.

     "The benefits of load diversity can be achieved in a variety of ways .... [Western] describes only that method which is consistent with the company's strategic objective: merging with KCPL."

                             SUMMARY

     The KCC has reiterated KCPL's concerns regarding a Western/KCPL combination. KCPL questions Western's assumptions about cost-savings and believes Western could achieve many of its purported merger savings on its own. We also believe Western has several serious financial and operational issues that must be addressed. These issues continue to undermine Western's ability to deliver its promised dividend or share price to KCPL's shareholders.

     KCPL strongly recommends that shareholders do not tender shares to Western. While the Board is reviewing all its options, KCPL is proceeding with the implementation of its strategic business plan to continue building revenue, income and share value.

                                                Exhibit 118

[Text of press release issued by KCPL on October 2, 1996]


FOR IMMEDIATE RELEASE

Media Contacts:                              Investor Contact:
     Pam Levetzow                            David Myers
     816 / 556-2926                          816 / 556-2312
     Phyllis Desbien
     816 / 556-2903

                         Joel Frank/Dan Katcher
                         Abernathy MacGregor Group
                         212 / 371-5999


        KCC ECHOES KCPL'S CONCERNS WITH A WESTERN MERGER

KANSAS CITY, MISSOURI (OCTOBER 2, 1996) -- The Kansas Corporation Commission (KCC), Western Resources' primary regulatory agency, has echoed KCPL's concerns regarding a merger with Western.
In a September 30, 1996 filing with the Federal Energy Regulatory Commission (FERC), the KCC exhibited skepticism about Western's prospects for success.

     In a letter to analysts and the financial community, KCPL summarized several substantive reasons for the KCC's intervention and protest:

- THERE HAS BEEN NO SHAREHOLDER APPROVAL OF A WESTERN MERGER.
  "The absence of shareholder approval in this case makes all assertions about this merger speculative."

- THE KCC QUESTIONS WESTERN'S COST SAVINGS ESTIMATES AND
  MERGER BENEFITS.
  "The numbers on savings appear to be based on [Western's
  synergy consultant's] standard model.  Whether the results of that model can be implemented in practice is unknown...."

- WESTERN NEEDS TO PROVE THE BENEFITS/COST SAVINGS OF JOINT
  DISPATCH, LOAD DIVERSITY AND FUEL PROCUREMENT CAN BE ACHIEVED
  ONLY THROUGH A MERGER WITH KCPL.

     The KCC has reiterated KCPL's concerns regarding a Western/KCPL combination. KCPL questions Western's assumptions about cost-savings and believes Western could achieve many of its purported merger savings on its own. We also believe Western has several serious financial and operational issues that must be addressed. These issues continue to undermine Western's ability to deliver its promised dividend or share price to KCPL's shareholders.

     KCPL strongly recommends that shareholders do not tender shares to Western. While the Board is reviewing all its options, KCPL is proceeding with the implementation of its strategic business plan to continue building revenue, income and share value.